                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the months of   JANUARY, FEBRUARY AND MARCH                            2000
                  ---------------------------------------------------------

         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
--------------------------------------------------------------------------------
                      (Address of Principal Executive Office


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F    X
         -------                                                        -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
   -------                  -------

                             FIRST QUARTERLY REPORT
                                       OF
                               QUEBECOR WORLD INC.
                             FILED IN THIS FORM 6-K


Material sent to shareholders by Fiducie Desjardins

Quarterly Report (ending March 31, 2000)

                                             Report to Shareholders
                                             First Quarter 2000

[GRAPHIC]







                              The Evolution of
                                   Print Media

                                   [LOGO]

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS

Periods ended March 31
(In millions of US dollars, except per share data)

                                                                       Three months
================================================================================================
                                                      2000                1999           Change
------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
Revenues                                           1,630.4               910.5             79%
Operating income before amortization                 231.7               113.8            103%
Operating income                                     138.2                56.5            145%
Net income                                            37.6                23.2             62%
Cash provided from operating activities               72.6                69.0              5%
Free cash flow from operations*                       42.9                38.1             13%
Operating margin before amortization                  14.2%               12.5%
Operating margin                                       8.5%                6.2%
================================================================================================

SEGMENTED INFORMATION
REVENUES
   United States                                   1,132.1               466.3            143%
   Canada                                            247.5               220.5             12%
   Europe                                            227.3               203.1             12%
   Latin America                                      25.5                21.6             18%

OPERATING INCOME
   United States                                      99.5                24.0            315%
   Canada                                             20.1                16.5             21%
   Europe                                             13.4                11.5             16%
   Latin America                                       1.7                 2.9            (41%)

OPERATING MARGINS
   United States                                       8.8%                5.1%
   Canada                                              8.1%                7.5%
   Europe                                              5.9%                5.7%
   Latin America                                       6.7%               13.4%
================================================================================================

FINANCIAL POSITION
Working capital                                      147.5               300.5
Total assets                                       6,687.8             3,815.2
Long-term debt                                     2,799.2             1,224.4
Shareholders' equity                               2,329.1             1,556.0
Debt-to-equity ratio                               54 : 46             44 : 56
================================================================================================

PER SHARE DATA
Cash earnings**                                  $    0.35           $    0.21             67%
Net income                                       $    0.24           $    0.18             33%
Dividends                                        $    0.07           $    0.07
Book value                                       $   14.33           $   11.59
================================================================================================

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.
**Net income before goodwill amortization, less net income available to holders of preferred shares.
                                                                    Page 4 of 15
2

MESSAGE TO SHAREHOLDERS

Quebecor World Inc. posted record results in the first quarter of 2000. Consolidated revenues increased more than 75% to reach $1.6 billion, compared with $911 million in 1999. Net income amounted to $37.6 million for the quarter ended March 31, 2000, rising from $23.2 million for the same period in 1999. Earnings per share for the quarter increased 33% to $0.24 from $0.18 in 1999.

Free cash flow from operations reached $43 million and was used to pay down the increased debt arising from the World Color transaction. As the Company realizes synergies and focuses free cash flow on debt reduction, management expects to return to a debt-to-equity level of one-to-one as early as the end of fiscal 2000.

OPERATIONS OVERVIEW
GROWING DEMAND FROM NEW MEDIA
With over one billion unique pages on five million sites*, the growth of the World Wide Web as a new medium of communication has increased the demand for both print products and digital content services. As a result, Quebecor World has been experiencing unprecedented organic growth, and has realigned its business to focus on the growing demand for pre-media services.

PRINT PRODUCTS - Internet and New Media companies are increasingly turning to print products to create brand awareness and attract website traffic. As a result, advertising lineage has grown significantly. In addition, there has been tremendous growth in the number of books and magazines dedicated to Internet-related topics. During the first quarter, due in large part to this trend, volume in Book services and Retail inserts increased by 13% and 7% respectively over the previous year. In fact, there was significant organic growth in most of the Company's core print media businesses in the United States.

DIGITAL CONTENT SERVICES - The growth in the Internet has also affected demand for pre-media services by creating requirements to repurpose existing graphic data and to create new, original data for Web publishing. In April, Quebecor World formed a wholly-owned subsidiary, Que-Net Media, to focus on these pre-media activities. Christopher H. Rudge, President of Quebecor World's Canadian operations, was appointed President of the new company. Under his leadership, Que-Net Media will expand upon Quebecor World's existing network of pre-media centers to establish a global network of digital content centers focused on the growing market for pre-media services for both print and Web applications.

INTEGRATION OF WORLD COLOR
During the first quarter, Quebecor World made significant progress in its integration of World Color operations. The synergies between the two manufacturing platforms are significantly better than expected and the Company has doubled its original target of $50 million in annual cost savings and synergies to $100 million by the end of 2001.

To optimize the combined operations, Quebecor World is restructuring its manufacturing platform in the United States. By consolidating U.S. operations into larger and more specialized plants, the Company will reduce administrative costs, increase economies of scale and improve efficiency and distribution. As part of this strategy, six facilities are being closed and three mega-facilities created.

- A mega-facility is being created in Effingham, Illinois to provide a comprehensive offering of Direct Response products and services. In addition to a multi-million dollar investment for state-of-the-art in-line and off-line finishing and imaging equipment, this facility will be strengthened with equipment and personnel from other Quebecor World plants. Work on this project began in February and is expected to be completed in the third quarter of 2000.

- Quebecor World's Buffalo, New York plant is being expanded to create a dual-purpose "mega-facility" specialized in Books and Retail. This expansion, which will double the plant's current gravure printing capacity, will allow the Company to fully capitalize on the strength of this location for efficient distribution. An investment of approximately $15 million is being made, comprising: the cost of redeploying assets from the Dresden, Tennessee and Brattleboro, Vermont plants, which will be shut down; environmental upgrades; and the hiring and training of new and existing employees. Implementation of this project began in March and is scheduled for completion by December 31, 2000.

- Quebecor World's facility in Oklahoma City, Oklahoma is being expanded to create a "mega-facility" specialized in retail inserts. Equipment for this expansion is being transferred from the Company's Houston, Texas plant, which has been shut down.

INDUSTRY EXCHANGE
In April, Quebecor World announced plans to expand its global procurement activities, which has allowed the Company to aggregate demand for strategic items such as ink and paper across its 160-plus plants worldwide. The Company intends to build a company-wide e-procurement platform that will allow it to further capture economies and transaction efficiencies in all procurement areas. Recognizing the potential to realize additional gains through the use of e-commerce tools, the Company is increasing its focus in this area and is also investigating the concept of an industry marketplace. Building on its own experience, it is initiating discussions with leading participants and key suppliers in the North American and European print media industry. An industry exchange would facilitate the establishment of standards across the supply chain, improving procurement processes, reducing inventory levels and lowering transaction costs.

CONTRACT EXTENSIONS
In February, Quebecor World announced a ten-year contract extension with Sears Canada for the printing of its catalogs. Under the agreement, which is valued at over Cdn$1 billion, Quebecor World will print more than 60 million catalogs a year. Most of the work will be carried out at the Company's PE&E facility located in Toronto, Ontario. This contract extension follows the Cdn$45 million expansion of Quebecor World's Canadian rotogravure capacity to meet increased demand for catalogs and retail inserts.

* NEC Research Institute and Inktomi study, January 18, 2000.
                                                                    Page 5 of 15

In March, Quebecor World signed a $500 million, multi-year contract extension with Pacific Bell Directory, a major long-term customer of the former World Color. Under the terms of the contract, Quebecor World will produce Yellow Pages directories for Pacific Bell customers located in 120 cities in California and Nevada. The directories will be printed at the Company's Merced, California plant, where Quebecor World is investing in state-of-the-art pre-media equipment and a new four-color directory press. The Company is now strongly positioned to further grow its market presence in the directory market segment.

ANNUAL GENERAL MEETING
During Quebecor World's Annual General Meeting on April 25, 2000, management reviewed the past year and discussed its strategy for the future. An on-site demonstration showcased Que-Net Media and the Company's pre-media capabilities.

"1999 was an historic year for us," stated Charles G. Cavell. "Our merger with World Color has turned us into the largest print media services company in the world. More importantly, we are successfully leveraging our size and restructuring our manufacturing platform in the United States to take full advantage of the synergies."

"One of the biggest misconceptions today is the idea that new media hurts old media. Well, all I can say is if the Web is a threat, I'd like to be threatened like that every day for the balance of my career. The wonderful truth is: new media is creating new demand for traditional print."

"With the development of the World Wide Web, we're riding a wave of expanding demand for print and digital content. Que-Net Media will put Quebecor World on the crest of that wave."

NORMAL COURSE ISSUER BID
On April 4, the Board of Directors authorized a normal course issuer bid for a maximum of 8 million Subordinate Voting Shares, representing 9.5% of the public float as at March 27, 2000. The Company has concluded that the purchase of Subordinate Voting Shares under the issuer bid represents an attractive investment. Purchases will be made on the open market through the facilities of the Toronto and New York Stock Exchanges during the period from April 6, 2000 to April 5, 2001. Shares purchased under the bid will be cancelled.

The normal course issuer bid will be funded with cash proceeds from the sale of non-core assets as well as those made redundant as a result of restructuring. In March, Quebecor World announced the divestiture of the North American operations of Print Northwest, consisting of two software manufacturing and fulfillment facilities located in Fife, Washington and Westborough, Massachusetts. Quebecor World will receive a total consideration of $63 million, consisting of $58 million in cash and $5 million in shares of Q-Media, the purchasing company.
The proceeds of this sale, which is subject to regulatory approval, will be used to repurchase shares.

NAME AND STOCK SYMBOL CHANGE
At the Company's Annual General Meeting, shareholders approved a change of the Company's name from Quebecor Printing Inc. to Quebecor World Inc. The ticker symbol for Quebecor World's shares listed on the New York Stock Exchange and the Toronto Stock Exchange was changed from "PRW" and "IQI" respectively to "IQW" on both exchanges, effective April 28, 2000.

DIVIDEND
The Board of Directors declared a dividend of $0.08 per share on Multiple Voting Shares and Subordinate Voting Shares, which represents an increase of 14% over the previous dividend declaration. The Board of Directors also declared a dividend of Cdn$0.3125 per share on Series 2 Preferred Shares. The two dividends are payable on June 1, 2000 to shareholders of record at the close of business on May 17, 2000.

EUROPEAN MANAGEMENT TEAM
In April, Quebecor World announced several key appointments with respect to its European operations. John Bertuccini, formerly President, East Group and Acting President, Quebecor World France, was appointed President, Quebecor World Europe. He will continue to assume the position of President, Quebecor World France on an interim basis. Andrew Parker, previously Director of Manufacturing & Customer Services, was appointed Managing Director, Corby Operations. Broadening his focus, John Dickin assumed the position of Vice President, Strategy for Quebecor World Europe, in addition to his role as General Manager, U.K. Serge Reynaud, formerly Vice President, Quebecor World Human Resources, was appointed Chief Administrative Officer, Quebecor World Europe.

OUTLOOK
Quebecor World posted record results in the first quarter of 2000, with strong margin improvements. These results are the product of expanded sales coverage and improved efficiency from retooling, combined with significant organic growth in most of Quebecor World's core print media lines of business. Management is confident that this trend will continue for the balance of the year. The focus will continue to be on the integration of the Company's newly reorganized U.S. manufacturing operations, as well as on the utilization of technology as a means of improving efficiency and ensuring that we provide leading-edge service to clients. The Company's e-procurement platform and Que-Net Media are two examples of initiatives under way to take advantage of the new economy.

/s/ Jean Neveu                             /s/ Charles G. Cavell

JEAN NEVEU,                                CHARLES G. CAVELL,
Chairman of the Board                      President and Chief Executive Officer

Montreal, Canada, May 2000
                                                                    Page 6 of 15
4

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RECENT DEVELOPMENTS
Quebecor World is the largest commercial printer in the world. We are a market leader in most of our product categories, which include magazines, retail inserts, catalogs, books, specialty printing and direct mail, directories, pre-media and other value-added services. We have facilities in the United States, Canada, France, the United Kingdom, Spain, Sweden, Finland, Austria, Germany, India, Chile, Argentina, Peru, Colombia and Mexico.

The Company's strategy to focus on its core business was pursued in 2000 with the sale of the North American operations of Print Northwest to Vancouver-based Q-Media for a total consideration of $63 million, comprising of $58 million in cash and $5 million in Q-Media shares. The transaction is expected to close on or about May 31, 2000.

RESULTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

Consolidated revenues increased $720 million or 79% to $1.6 billion in 2000 from $911 million in 1999. The increase was due primarily to the inclusion of World Color Press (World Color) results acquired in August 1999.

Cost of sales increased $551 million or 76% to $1.3 billion in 2000 from $722 million in 1999. Gross profit margins improved to 21.9% in 2000 from 20.8% in 1999 due to efficiencies from retooling certain plants in the United States and net cost savings and synergies resulting from the integration of the acquired businesses.

Selling, general and administrative expenses increased 68% or $51 million to $126 million in 2000 from $75 million in 1999. The increase was due primarily to the acquisition of World Color. Selling, general and administrative expenses as a percentage of revenues decreased slightly from 1999 to 2000 due to benefits derived from cost savings initiatives such as the consolidation of general and administrative activities in the United States.

EBITA increased $118 million to $232 million in 2000 from $114 million in 1999. The improvement in the EBITA margin from 12.5% in 1999 to 14.2% in 2000 was primarily due to contributions from acquisitions as well as organic growth in the United States, mainly in the Retail and Book segments, amplified by increased efficiencies in retooled plants. Canadian operations also benefited from organic growth in the quarter.

Net income for the three months ended March 31, 2000 was $38 million and earnings per share was $0.24 compared to $23 million and $0.18 respectively for the corresponding period in 1999. On a cash basis, before goodwill amortization, earnings per share rose 67% from $0.21 to $0.35.

Amortization of fixed assets and deferred charges increased 63% to $93 million in 2000 from $57 million in 1999. The increase was primarily due to depreciation from business acquisitions and capital spending in prior years.

Financial expenses increased $43 million to $61 million in 2000 from $18 million in 1999. The increase was a result of the debt incurred and assumed in acquisitions as well as an increase in interest rates as compared to the corresponding period of the preceding year.

The effective tax rate is 29.7% for 2000 and 28.4% for 1999. This increase is primarily due to the acquisition of World Color taxable income impacted by the higher U.S. tax rate offset by lower tax on financing instruments.

Goodwill amortization increased $12 million to $16 million in 2000 from $4 million in 1999. This increase results from additional goodwill of $1.9 billion incurred principally from the World Color acquisition, which is being amortized over 40 years.

LIQUIDITY AND CAPITAL RESOURCES
We continued to generate a high level of cash from operating activities in 2000, reaching $73 million compared to $69 million in 1999. Working capital was $148 million at March 31, 2000 compared to $40 million at December 31, 1999 and $301 million at March 31, 1999. The decrease of $153 million or 51%, when compared to March 1999, was primarily due to the U.S. asset securitization program, which began in September 1999, and additional accrued expenses generated from the purchase of World Color and short-term restructuring charges. The increase from December is explained by the timing of payments related to interest and raw materials as well as disbursements for restructuring activities and equipment received in December and paid in the first quarter.

During the first quarter of 2000, the Company announced a Normal Course Issuer Bid for the period from April 6, 2000 to April 5, 2001 for a maximum of 8 million Subordinate Voting Shares, representing 9.5% of the public float as at March 27, 2000. Shares purchased under the bid will be cancelled. The issuer bid will be funded with cash proceeds from the sale of non-core assets such as the Company's CD-ROM replication business, MDC shares sold in the first quarter of 2000, and other assets made redundant as a result of the restructuring.

Capital expenditures, net of proceeds from disposals, totaled $27 million and $28 million in 2000 and 1999, respectively. These capital expenditures reflected the purchase of additional pre-media, press and bindery equipment which are part of an ongoing program to grow our business, respond to customers' needs, maintain modern,

                                                                    Page 7 of 15
efficient plants, and continually increase productivity. Under this program, the Company will invest approximately $250 million in 2000, of which approximately $80 million will be used to redeploy equipment from closed facilities to facilities that can use the equipment to increase productivity and provide cost efficiencies.

We believe that our liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, and interest and principal payments for the foreseeable future.

FINANCIAL POSITION
At March 31, 2000 and 1999, our total debt was $2,799 million and $1,224 million, respectively. Our debt-to-equity ratio decreased to 54:46 from 55:45 at December 31, 1999 while it stood at 44:56 at March 31, 1999. The increase in our debt, compared to prior year, was primarily due to the $923 million of debt incurred for business acquisitions and the $1,258 million of debt assumed in the acquisition of World Color. In the first quarter of 2000, free cash flow from operations, net of capital expenditures and preferred share dividends, reached $43 million and was largely used to pay down outstanding debt. In 1999, we generated $38 million of free cash flow from operations. Our securitization program amounted to $486 million as of March 31, 2000 compared to $54 million as of March 31, 1999 and $492 million as of December 31, 1999.

RISKS AND UNCERTAINTIES
In the normal course of business, we are exposed to changes in interest rates. However, we manage this exposure by having a balanced variety of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements and cross-currency interest rate swap agreements to manage both our interest rate and foreign exchange exposure. These agreements did not have a material impact on the financial statements for the periods presented. We have also entered into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities. While the counterparties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. We do not hold or issue any derivative financial instruments for trading purposes.

Concentration of credit risk with respect to trade receivables is limited due to our diverse operations and large customer base. As of March 31, 2000, we had no significant concentration of credit risk.

ACCOUNTING POLICIES
In 1998 and 1999, the Accounting Standards Board of the Canadian Institute of Chartered Accountants published new requirements related to the accounting for employee future benefits and future income taxes with the possibility of adoption in the year 2000. In the first quarter of this year, the Company adopted these new accounting guidelines and applied the recommendations retroactively, restating comparative periods. The cumulative effect of these changes is discussed in Note 1 to the Quarterly Financial Statements.

SEASONALITY
The operations of our business are seasonal, with approximately two-thirds of operating income historically recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school and holiday catalog promotions.

FORWARD-LOOKING STATEMENTS
Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

                                                                    Page 8 of 15
6

CONSOLIDATED STATEMENTS OF INCOME

Periods ended March 31
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)

                                                                                Three months
====================================================================================================
                                                                          2000                1999
----------------------------------------------------------------------------------------------------
                                                                                         (Restated)
                                                                                           (Note 1)
REVENUES                                                            $1,630,439          $  910,515

Operating expenses:
   Cost of sales                                                     1,272,881             721,574
   Selling, general and administrative                                 125,903              75,093
   Amortization of fixed assets and deferred charges                    93,409              57,324
----------------------------------------------------------------------------------------------------
                                                                     1,492,193             853,991
----------------------------------------------------------------------------------------------------

OPERATING INCOME                                                       138,246              56,524

Financial expenses                                                      61,094              17,784
----------------------------------------------------------------------------------------------------

Income before income taxes                                              77,152              38,740

Income taxes:
   Current                                                              10,398               6,173
   Future                                                               12,484               4,829
   -------------------------------------------------------------------------------------------------
                                                                        22,882              11,002
----------------------------------------------------------------------------------------------------

Income before non-controlling interest                                  54,270              27,738

Non-controlling interest                                                   442                 422
----------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                                 53,828              27,316

Goodwill amortization                                                   16,219               4,131
----------------------------------------------------------------------------------------------------

NET INCOME                                                          $   37,609          $   23,185

Net income available to holders of preferred shares                      2,582               2,477
----------------------------------------------------------------------------------------------------

Net income available to holders of equity shares                    $   35,027          $   20,708
====================================================================================================

EARNINGS PER SHARE                                                  $     0.24          $     0.18

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION                     $     0.35          $     0.21
====================================================================================================

Average number of equity shares outstanding (in thousands)             147,700             115,856
====================================================================================================


                                                                    Page 9 of 15

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended March 31
(in thousands of US dollars)
(unaudited)

                                                                               Three months
======================================================================================================
                                                                           2000                1999
------------------------------------------------------------------------------------------------------
                                                                                          (Restated)
                                                                                            (Note 1)
OPERATING ACTIVITIES
   Net income                                                         $  37,609           $  23,185
   Non-cash items in net income:
      Amortization of fixed assets                                       86,615              54,801
      Amortization of goodwill and deferred charges                      23,013               6,654
      Amortization of deferred financing costs                            2,888                 211
      Future income taxes                                                12,484               4,829
      Other                                                               1,116                 157

   Changes in non-cash balances related to operations:
      Trade receivables                                                  80,597              48,488
      Inventories                                                           (40)              3,128
      Trade payables and accrued liabilities                           (156,706)            (65,602)
      Other current assets and liabilities                                1,007              (8,430)
      Other non-current assets and liabilities                          (16,004)              1,612
------------------------------------------------------------------------------------------------------
   Cash provided from operating activities                               72,579              69,033

FINANCING ACTIVITIES
   Net change in bank indebtedness                                          104               1,733
   Net proceeds from issuance of capital stock                            1,030               2,034
   Repayments of long-term debt                                         (40,322)            (37,946)
   Dividends on equity shares                                           (10,339)             (8,107)
   Dividends on preferred shares                                         (2,589)             (2,515)
------------------------------------------------------------------------------------------------------
   Cash used by financing activities                                    (52,116)            (44,801)

INVESTING ACTIVITIES
   Business acquisitions, net of cash and cash equivalents                    -              (2,389)
   Sale of business                                                           -                  33
   Additions to fixed assets                                            (42,794)            (36,182)
   Net proceeds from disposal of assets                                  15,682               7,731
------------------------------------------------------------------------------------------------------
   Cash used by investing activities                                    (27,112)            (30,807)

Effect of exchange rate changes on cash and cash equivalents              6,374               6,659
------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                       (275)                 84

Cash and cash equivalents, beginning of period                            3,613                 309
------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                              $   3,338           $     393
======================================================================================================


                                                                   Page 10 of 15
8

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)


                                                    MARCH 31            December 31              March 31
                                                  (UNAUDITED)              (Audited)           (Unaudited)
===========================================================================================================
                                                        2000                   1999                  1999
-----------------------------------------------------------------------------------------------------------
                                                                          (Restated)            (Restated)
                                                                            (Note 1)              (Note 1)
ASSETS

Current assets:
  Cash and cash equivalents                       $     3,338           $     3,613           $       393
  Trade receivables                                   653,224               743,305               634,079
  Inventories                                         483,950               486,228               227,958
  Future income taxes                                  36,385                36,385                35,385
  Prepaid expenses                                     30,055                27,831                29,919
  ---------------------------------------------------------------------------------------------------------
                                                    1,206,952             1,297,362               927,734

Fixed assets, net of accumulated
  amortization of $1,249,459, $1,180,316
  and $1,046,878 respectively                       2,833,069             2,895,307             2,168,367
Goodwill                                            2,500,488             2,526,707               629,301
Other assets                                          147,299               153,752                89,771
-----------------------------------------------------------------------------------------------------------

                                                  $ 6,687,808           $ 6,873,128           $ 3,815,173
===========================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank indebtedness                               $     3,996           $     5,646           $    17,733
  Trade payables and accrued liabilities              940,949             1,103,171               531,725
  Income and other taxes                               41,607                38,751                38,588
  Current portion of long-term debt                    72,859                77,260                39,190
  ---------------------------------------------------------------------------------------------------------
                                                    1,059,411             1,224,828               627,236

Long-term debt                                      2,555,623             2,582,911             1,113,249
Other liabilities                                     288,879               290,203               159,870
Future income taxes                                   266,082               255,000               286,688
Convertible debentures                                166,695               179,752                54,215
Non-controlling interest                               22,058                22,002                17,874

Shareholders' equity:
  Capital stock                                     1,654,786             1,653,846               900,171
  Contributed surplus                                  88,737                88,737                88,737
  Other paid-in capital                                17,976                20,831                     -
  Retained earnings                                   674,927               650,155               641,150
  Translation adjustment                             (107,366)              (95,137)              (74,017)
  ---------------------------------------------------------------------------------------------------------
                                                    2,329,060             2,318,432             1,556,041
-----------------------------------------------------------------------------------------------------------
                                                  $ 6,687,808           $ 6,873,128           $ 3,815,173
===========================================================================================================


                                                                   Page 11 of 15

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except per share data)
(Unaudited)

1.   ACCOUNTING CHANGE:

     Effective January 1, 2000, the Canadian Institute of Chartered Accountants ("CICA") changed the accounting standards relating to the acccounting for income taxes and the accounting for future employee benefits, including pension and non-pension post-retirement benefits.

     a)   INCOME TAXES

          In December 1997, the Accounting Standards Board issued Section 3465 of the CICA Handbook, "Income Taxes." Under the asset and liability method of Section 3465, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized and if realization is not considered "more likely than not," a valuation allowance is provided.

          The Company has adopted in 2000 the new recommendations of the CICA and has applied the provisions of Section 3465 retroactively to January 1989 when the Company was created. The cumulative effect of this change in accounting for income taxes is reported as a restatement to increase the opening balance of retained earnings as of January 1, 2000 by $7,119 (an increase of $8,690 as of January 1,
          1999).

          Accordingly, the financial statements for the three months ended March 31, 1999 have been restated to comply with the provisions of Section 3465. In addition to restating the future income tax accounts, an allocation between short- and long-term portions is now presented in the consolidated balance sheets.

     b)   EMPLOYEE FUTURE BENEFITS

          In March 1999, the Accounting Standards Board issued Section 3461 of the CICA Handbook, "Employee Future Benefits." Under Section 3461, the Company is required to accrue, during employees' active service period, the estimated cost of pension, retiree benefit payment other than pensions and workers' compensation. The Company previously expensed the cost of post-retirement benefits other than pension, which are principally health care, as claims were incurred by the employees and paid by the Company. In addition, the Company will now use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets. Previously, actuarial gains and losses were amortized on a straight-line basis over the average remaining service life of the employees.

          The Company has elected to recognize this change in accounting on the immediate recognition basis retroactively to January 1, 1992. The cumulative effect of this change in accounting for pension and other post-retirement benefits is reported as a restatement to decrease of the opening balance of retained earnings as of January 1, 2000 by $10,715 (a decrease of $9,694 as of January 1, 1999).

     c)   SUMMARY EFFECT

          The following summarizes the impact of applying Sections 3465 and 3461 on net income, retained earnings, and earnings per share for the three months ended March 31, 1999. The presentation of fixed assets, goodwill, future income taxes and other liabilities are also affected by these changes.

          ==============================================================================================
                                                                            RETAINED          EARNINGS
                                                        NET INCOME          EARNINGS          PER SHARE
          ----------------------------------------------------------------------------------------------
          As previously reported                        $  24,223           $ 643,192           $0.19
          Effect of Section 3465                             (630)              8,060           (0.01)
          Effect of Section 3461, net of taxes               (408)            (10,102)              -
          ----------------------------------------------------------------------------------------------

          As restated                                   $  23,185           $ 641,150           $0.18
          ==============================================================================================

                                                                   Page 12 of 15
10

                             Breakdown of Revenues
                               First Quarter 2000

                                    [CHART]

                                                                BY PRODUCT
Magazines                                                          30%
Retail inserts                                                     16%
Catalogs                                                           16%
Specialty Printing and Direct Mail                                 16%
Books                                                              13%
Directories                                                         5%
Pre-media and other value-added services                            4%


                                    [CHART]

                                                           BY GEOGRAPHIC SEGMENT
United States                                                      69%
Canada                                                             15%
Europe                                                             14%
Latin America                                                       2%


                                    [CHART]

                                                           Operating Margins
                                                              First Quarter

1997                                                             5.7%
1998                                                             5.7%
1999                                                             6.2%
2000                                                             8.5%


                                    [CHART]

                                                          Earnings Per Share
                                                             First Quarter
1997                                                           $ 0.15
1998                                                           $ 0.16
1999                                                           $ 0.18
2000                                                           $ 0.24


                                    [CHART]

                                                        Cash Earnings Per Share
                                                             First Quarter
1997                                                           $ 0.17
1998                                                           $ 0.19
1999                                                           $ 0.21
2000                                                           $ 0.35


                                                                   Page 13 of 15

                                  QUE-NET MEDIA

Quebecor World's new subsidiary, Que-Net Media, brings together the full range of the Company's digital and pre-media assets. By focusing on the growing area of pre-media services for both print and digital content, we will offer a more comprehensive range of solutions to our customers.

At Quebecor World's Annual Shareholders Meeting, held April 25, 2000, Que-Net Media demonstrated the many features and benefits of a totally digital workflow: flexibility, speed, choice, connectivity and convergence.

Through Que-Net Media, Quebecor World's current network of digital and conventional photography studios will be expanded. A series of new, high technology Customer Solutions Centers will be established in Toronto, Chicago, New York and Los Angeles.

                                   [GRAPHIC]
DIGITAL IMAGE CAPTURE
High-quality digital cameras are used by expert photographers to create images for customer promotions.

                                   [GRAPHIC]
DIGITAL IMAGE PROCESSING
Skilled operators color correct and manipulate images to suit customer communication goals.

                                   [GRAPHIC]

CONTENT MANAGEMENT
This includes the cataloging and management of customers' digital assets to facilitate their repurposing to any number of distribution channels.


                                     [LOGO]

                           QUEBECOR WORLD HEAD OFFICE
            612 St. Jacques Street, Montreal, Quebec, Canada H3C 4M8
             Tel.: (514) 954-0101 (800) 567-7070 Fax: (514) 954-9624
                              www.quebecorworld.com

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR PRINTING INC.



                                    By:     (s)      CLAUDINE TREMBLAY
                                              ----------------------------------
                                    Name:            Claudine Tremblay
                                    Title:           Assistant Secretary

Date: JUNE 5, 2000




                                                                  PAGE  15 OF 15